255 Fiserv Drive Brookfield, WI 53045 262-879-5000 www.fiserv.com

June 10, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Patrick Gilmore

Re:	Fiserv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed, February 26, 2010
File No. 000-14948

Dear Mr. Gilmore:

The Staff provided comments by letter dated May 27, 2010 regarding the above-referenced filing of Fiserv, Inc. (“Fiserv”). For the Staff’s convenience in reviewing our responses, each comment has been set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

1.	Please consider providing a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned, including economic or industry-wide factors relevant to Fiserv. Also, please consider providing a degree of insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release No. 33-8350. In this regard, we refer to your 2009 fourth quarter earnings call and note your discussion of the significant reductions and termination fees. We also note your discussion regarding your “three key enterprise priorities” in your 2010 first quarter earnings report and the discussion in your “risk factors” section regarding the adverse material impact of current market conditions and the consolidations and failures in the banking and financial services industry.

Response:

In future filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2010, we will provide an executive-level discussion of important themes and other significant matters and material opportunities, challenges and risks on which management is most focused. The discussion will be structured as follows:

a.	Company Background. We will provide general background information regarding Fiserv, including information about our products and services, clients, the nature of our transaction-based revenue, and the composition of our business segments in order to provide context for management’s discussion and analysis of our financial condition and results of operations.

b.	Enterprise Priorities. We will identify our key enterprise priorities for 2010: (1) to deliver positive internal revenue growth and earnings results; (2) to center the Fiserv culture on growth to improve enterprise win rates and to secure a higher share of strategic products; and (3) to provide innovative solutions that increase differentiation and enhance results for our clients.

c.	Industry Trends. We will provide perspectives on what we believe to be material trends or developments in the financial services industry at the time of the filing, including how the same may be impacting us or our clients. The discussion may include the following:

•

We expect that we will describe how the number of consolidations or failures in the banking and financial services industry has impacted, or is expected to impact, us, if at all. For example, in our quarterly earnings calls, we have reported the number of regulatory actions to which financial institutions have been subject and where we stand in terms of “wins and losses” of clients resulting therefrom. Historically, the impact of these actions has been generally neutral on our client base. Nevertheless, we expect to provide this information to our shareholders.

•

Our discussion may also highlight the impact that the economic environment has had, or is expected to have, on financial institution discretionary spending and, to the extent material, the impact it has had on Fiserv. For example, we disclosed on page 23 of our 2009 Form 10-K: “In addition, revenues in our Financial segment were negatively impacted by lower discretionary spending by our financial institution clients . . . .”

•

To the extent termination fee revenues are material to provide a reader with an understanding of the current economic environment or market conditions, we will include a discussion of the same. For example, in our 2009 Form 10-K, we included a discussion of termination fee revenues on page 23: “Financial segment revenues in 2009 were negatively impacted by 2 percentage points, or $35 million, due to lower contract termination fee revenues, which declined from $42 million in 2008 to $7 million in 2009. The businesses in our Financial segment generally enter into three to five year contracts with clients that contain early contract termination fees. These fees are primarily generated when an existing client is acquired by another financial institution and can vary significantly from period to period based on the number and size of clients that are acquired and how early in the contract term a contract is terminated.”

•

The disclosure may also discuss, to the extent that we have a perspective, any anticipated material impact that new regulations may have on the financial services industry, including how such regulations may impact our financial institution clients, product or service offerings and/or financial results.

d.	Fiserv Developments. We anticipate providing shareholders with information about management’s actions to address, if applicable, material industry trends and risks that have impacted, or that may impact, Fiserv and material information regarding developments within our business in the quarter, such as changes in capital deployment strategies or other significant developments associated with our service offerings.

Part III (Incorporated by reference to definitive proxy statement filed April 14, 2010)

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please supplementally advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Our Compensation Committee met on February 15 and 23, 2010 to discuss, among other matters, our proxy statement, including the compensation discussion and analysis portion thereof as well as the SEC’s rules concerning analysis of risk associated with compensation plans and practices. As part of this review, the Committee considered the risks associated with our individual compensation policies and practices, including:

•

the situations set forth in Item 402(s) of Regulation S-K, including that none of our business units carry a disproportionate portion of our risk profile or vary significantly from the company’s overall risk and reward structure;

•	whether there were any specific risk factors that were of concern to the members of the Committee or to senior management;

•

the manner in which we structure our compensation, including our belief that the mix of compensation that we provide helps us to mitigate risk by providing compensation that depends in part on the long-term success of the company and that we target compensation at a median level compared to our peers;

•	we also use multiple performance measures, such as earnings per share and revenue growth, to avoid excessive focus on a single measure of performance;

•	we have stock ownership requirements for senior officers, which we believe focuses our leadership on long-term stock price appreciation and sustainability; and

•

other factors, including that the Committee sets targets annually, which gives it the ability to modify its policies and programs as the circumstances dictate; that awards (both cash and equity) to executive officers are subject to caps, reducing the incentive to take inappropriately risky measures to increase payouts in any given year; that it has the ability to exercise negative discretion to adjust awards in the event that an outcome is not consistent with business practices which the Committee seeks to reward; and that the company has implemented a broad claw back policy that is applicable to our executive officers, who generally earn the highest levels of compensation within the company.

Based on the foregoing, the Committee concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

11. Quarterly Financial Data (unaudited), page 61

3.	We note that in response to our prior comment 1 from our letter dated July 23, 2007, you indicated that you would revise your quarterly financial data table to include costs of products and costs of processing services to provide your shareholders with sufficient information to calculate gross profit on a quarterly basis. While we note that you included such revised disclosure in your Forms 10-K for the fiscal years ended December, 31, 2007 and 2008, this information has been omitted in the disclosure for the fiscal year ended December 31, 2009. Please tell us how your current disclosure complies with Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Response:

We have reviewed our quarterly financial information table and Item 302(a)(1) of Regulation S-K. We will revise the table in our annual report on Form 10-K for the year ended December 31, 2010 to include the following expense items: (i) cost of processing and services; (ii) cost of product; (iii) selling, general and administrative; and (iv) total expenses. We believe this presentation is consistent with the Staff’s position in its response to Question 3 in Staff Accounting Bulletin 6G and will provide our shareholders with sufficient information to calculate gross profit on a quarterly basis. The updated table will appear in the following format:

Quarterly Financial Data (unaudited)

	Quarters
(In millions, except per share data)	First	Second	Third	Fourth
2009
Total revenues	$1,023	$1,000	$992	$1,062
Cost of processing and services	458	465	453	468
Cost of product	142	125	126	143
Selling, general and administrative	198	176	182	195
Total expenses	798	766	761	806
Operating income	225	234	231	256
Income from continuing operations	106	115	124	128
Net income	103	140	115	118
Net income per share - continuing operations
Basic	$0.68	$0.74	$0.80	$0.84
Diluted	$0.68	$0.74	$0.79	$0.83

*    *    *

The company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5517.

Very truly yours,

/s/ Charles W. Sprague

Charles W. Sprague
General Counsel

cc:	Barbara Jacobs, Assistant Director
David Edgar, Staff Accountant
Ryan Houseal, Staff Attorney

Foley & Lardner LLP
Benjamin F. Garmer, III
John K. Wilson